OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Grove Works Inc.

555 Madison Avenue
5th Floor
New York, NY 10022

https://grove.works



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Grove Works Inc.
Corporate Address	555 Madison Avenue, 5th Floor New York, NY, 10022
Description of Business	Blockchain services and software platform for enterprise business.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1/share
Minimum Investment Amount (per investor)	$250

The 10% Bonus for StartEngine Shareholders

Grove Works Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The Company will be designing and deploying a platform and standard developers kit to assist businesses to access blockchain based software solutions and for developers to create said solutions. The current state of our technology platform is in the pre-prototype conceptual development and planning stage, with a published technical whitepaper available on our website which includes detailed specifications as to which technology stacks we intend to use. Our roadmap to launch the Grove platform includes building first of all, a smart contract generator which will be one of the core applications of the platform, and then we will commence work on a number of flagship apps for the marketplace, such as our gamified employee compensation application which makes use of smart contracts to automate and reward employees with cryptocurrency, and a customizable logistics application to fight counterfeit goods. We eventually intend for an entire constellation of business applications to be available through our portal, much like one can find and install apps for their mobile phone using the AppStore, and to allow development teams to bring their work to market to businesses looking to streamline their supply chain, and benefit from the efficiencies and powerful features of blockchain technology.

Sales

The company does not currently have sales but is developing its business model and platform together with leaders in the field of logistics, blockchain, cryptocurrency, and enterprise resource management. We expect each sale to be worth $50,000 annually for our templated software as a service blockchain solutions, and that since this is a significant cost savings over bespoke solutions from our competitors, it is our belief that we will have a significant competitive advantage. We have other monetization methods such as charging a minuscule buyer-side percentage for transactions on our platform, which will become significant only at scale.

Supply Chain

Our platform will be launched with apps that business can 'plug and play,' such as our employee benefit program. Hosted on our servers, each additional installation for a customer costs very little and involves no physical media. The only costs are the on-boarding coordination which requires staff time to ensure that new customers are able to make the most use of our software.

Customer Base

The size of the blockchain as a service market is expected to reach $60 billion by 2024 ([source](#)), as businesses in many industries come to realize the significant cost savings associated with utilizing distributed ledger (aka blockchain) technology through their supply chains. We believe that our customers should be those businesses who prefer to use value driven, open and economical solutions rather than the exorbitantly expensive custom installations offered by our competitors. We assume that we can capture a significant portion of the market as our customer base.

Competition
Competitors include IBM Blockchain and Microsoft Azure.

Liabilities and Litigation
The company currently has no liabilities and is not engaged in litigation.

The team

Officers and directors

Loren Robert Baum	President, CEO, & Director

Loren Robert Baum
Loren has over 10 years of experience in the technology industry with extensive Enterprise project portfolios as well as experience managing large, complex multi-use development projects. Loren has worked as the Head of Marketing and Communications at the Israel Cancer Research Fund, the Manager of Online Communications for the NCJW, Communications Associate for EANY, and has held various positions for the Israeli Ministry of Defense. After years of implementing technology solutions for national and international organizations he founded the Grove to provide software services to enterprise for the emerging Blockchain based era of business technology. Grove Works, Inc. - Blockchain services and platform for enterprise. Primarily in the President position, full-time. March 2018 to today. Israel Cancer Research Fund - Funder of cancer research. Head of Marketing and Communications. June 2017 to today. National Council of Jewish Women - Charitable Organization. Manager of Online Communications. Oct 2014 - June 2017

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is a new and unproven industry** Blockchain is a new technology that is just now being applied to real world use cases. Although demand is very high judging by how competitors and the market are reacting, this may be an overshoot of interest. This would require us to pivot with the changes happening in the technology. That being said, with any new industry there are risks and opportunities and in order to make a strong entry into the market, the Grove will need to raise the necessary funding to develop it's product and bring it to market.
- **Market saturation** The past few years there had been a huge a boom in the crypto world of companies and other individuals releasing token after token, some legitimate and others no legitimate leaving many specifically about crypto and all that goes along with the technology. Making it a challenge to stand out from the sea of other tokens and from those looking to exploit the wave.
- **Lack of funding** A lack of interest or funding will be a huge challenge for our growth because a limited budget will stunt our ability to market and develop our platform in timely manner to beat the any current or future competition. Which can result in other companies or individuals taking a control of a segment and of our projected market share making it more difficult for us to gain traction.
- **There are potential competitors who are better positioned than we are to take the majority of the market** Large competitors such as IBM have invested an estimated 100 million plus in generating a solution to the projected demand for blockchain business solutions. Other organizations such as Hyperledger are offering some open source solutions to some of the same problems that we are solving. This opens us up both to the prospect of other competitors springing up using the Hyperledger framework, or of companies finding their own solutions. That being said we believe that the full vision of what we are setting out to achieve has significant competitive advantage compared to these scenarios and competitors.
- **Our new products could fail to achieve the sales traction we expect** We may discover that the optimal retail price points for blockchain solutions are below where we can sustainably price our current low-cost architecture. We may also face a situation where our products are not achieving the sales traction we expect in which case we would have to invest further to modify those products, or restructure the company to allow for lower priced products and services.
- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought
- **We rely on third parties to provide services essential to the success of our business** Our platform success in some part requires attracting third party vendors to provide services to businesses. We may be unable to sufficiently incentivize said third parties. That being said, we intend to provide our own services as a vendor and to be a leading service provider on the platform even after such time as the platform attracts a sufficient number of third party vendors. To go into further detail, the true risk of this early stage is that the

demand for our services may outstrip the throughput of our services team.

- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

- **Developing new products and technologies entails significant risks and uncertainties.** We are currently in the research and development stage and have not yet manufactured a prototype for our blockchain platform system, and face significant barriers as we attempt to produce our system, including, regulatory and compliance barriers. In addition, we do not yet have any prototypes and do not have a final design. Delays or cost overruns in the development of our software system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in development, technology obsolescence, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

- **The regulatory regime governing blockchain technologies and cryptocurrencies, may materially adversely affect our business** Regulation of cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the adoption and utility of the cryptocurrencies, cryptocurrency exchanges, and cryptocurrency mining. Failure by us to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. In addition, regulation which results in the decline in the adoption or use of cryptocurrencies, such as cryptocurrency bans or the regulation of cryptocurrency exchanges, may result in the decline of cryptocurrency values, thereby reducing some of the areas of operation for our blockchain services platform.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Loren Baum, 87.5% ownership, Common Stock

Classes of securities

- Common Stock: 8,000,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 8,000,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's common stock, no par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

 Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

 We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until the final quarter of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 24 months without revenue generation. This is based on a steady ramp of contracted design talent, operational assistance, and marketing expertise along with the development and prototyping expense of the Grove enterprise OS platform. Regulation CF allows us to start with a raise of up to $107,000 and increase to an annual maximum of $1,07,000 under Reg CF. With a full raise of $1,000,000, we expect that $500,000 of that will go towards Grove development and deployment and $250,000 will be spent on operations and marketing with the rest spent on legal, professional and StartEngine fees.

Financial Milestones

We will be investing in the continued development of our, yet to be launched, Grove Platform and the backend systems to support it with initial investments raised and early revenues from sales or usage fees for our initial apps, including the smart contract generator, counterfeit fighting logistics solution, and alternative employee compensation system. We will own and operate the Grove platform as customers make purchases of our apps and those developed by other businesses, and will charge a fee to the consumer for each purchase. We will use any excess revenues to continue building our brand, network, and technological edge but could be generating sizeable net income losses before we reach positive cash flow.

We will own and operate the Grove platform as customers make purchases of our apps and those developed by other businesses, and will charge a fee to the consumer for each purchase. We will use any excess revenues to continue building our brand, network, and technological edge but could be generating sizeable net income losses before we reach positive cash flow.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

We are currently generating operating losses which requires the continued infusion of new capital to continue business operations. If we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other methods available to the company. We believe that if we raise the full amount we are seeking in this offering, we will be able to sustain the business for 12 months but should the round close quickly we anticipate we will accelerate R&D spending as we seek to raise future rounds of funding more quickly. Should this crowdfunding round go slowly and not close to its potential we will alter our plans to slow our spend and seek to gain at least 12 months of operating capital from other sources.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$8,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value taking into consideration its perceived innovative approach to the market and the technical skill of the team to execute on it.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (8% total fee)	$800.00	$8,560
Net Proceeds	$9,200.00	$98,440
Use of Net Proceeds:		
R& D & Production	$7,200.00	$60,000
Marketing	$2,000.00	$10,000

Working Capital	$0	$28,440
Total Use of Net Proceeds	$9,200.00	$98,440

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000.00. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 8% on all funds raised. We will pay Start Engine $800 if we only raise the minimum target amount and $8,560 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $2.5 million that we project we will need in 2017 and 2018 to build our platform for enterprise blockchain solutions.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company. Marketing funds will be used to hire a marketing agency specializing in digital and social media outreach to engage with investors and interested customers. R&D funds will be used to develop updates to our current prototype, testing, validation, and to begin design of our production capabilities. We expect to use working capital for our general overhead and administrative expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://grove.works/annualreports in the area labeled annual report and organized by year. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Grove Works Inc.

[See attached]

I, Loren Robert Baum, the President and CEO, Secretary, and Treasurer of Grove Works, Inc., hereby certify that the financial statements of Grove Works, Inc. and notes thereto for the periods ending April 26, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2nd of May 2018.

L. Robert Baum _______________ (Signature)

President _______________ (Title)

05/02/2018 _______________ (Date)

GROVE WORKS

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
MARCH 13, 2018

Grove Works
Index to Financial Statements
(unaudited)

GROVE WORKS
BALANCE SHEETS
MARCH 13, 2018
(unaudited)

Assets
Current Assets:

Cash	$	-
Total Current Assets	$	-

Non-Current Assets

Property, Plant & Equipment	$	-
Intangible Assets	$	-
Total Non-Current Assets	$	-
Total Assets	$	-

Liabilities and Equity

Current Liabillities

Trade and other borrowings	$	-
Short-term borrowings	$	-
Total Current Liabilities	$	-

Non-Current Liabilities	$	-
Long-term borrowings	$	-
Total Non-Current Liabilities	$	-
Total Liabilities	$	-

Stockholders' Equity

Common Stock, par value $0.00001 10,000,000 shares authorized, 7,000,000 issued and outstanding		700
Common Stock, par value $0.00001 10,000,000 shares authorized, 1,000,000 issued and outstanding		100
Subscription receivable		(800)
Retained Earnings	$	-
Total Stockholders' Equity	$	-
Total Liabilities and Stockholders' Equity	$	-

GROVE WORKS
STATEMENTS OF OPERATIONS
FOR MARCH 13, 2018
(unaudited)

	December 31, 2016
	$
Revenue	-
Cost of Sales	-
Gross Profit	
Operating Expenses-	
General and Administrative	-
Total Operating Expenses	
	$
Net Income	-

GROVE WORKS
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR MARCH 13, 2018
(unaudited)

	Common Stock		Subscription Receivable		Retained Earnings	Stockholders' Equity	
	Shares	Amount					
	-	$ -	$ -	$ -	$ -		
December 31, 2016 and 2017							
Issuance of Founders Shares	-	-	-	-	-		
Net Income	-	-	-	-	-		
	-	$ -	$ -	$ -	$ -		

GROVE WORKS
STATEMENTS OF CASH FLOWS
FOR MARCH 13, 2018
(unaudited)

	December 31, 2016
Cash Flows From Operating Activities	
Net Income	$ -
Net Cash Used in Operating Activities	$ -
Increase in Cash and Cash Equivalents	
Cash and cash equivalents, beginning of period	$ -
Cash and cash equivalents, end of period	$ -
Supplemental Disclosures of Cash Information:	
Cash paid for interest	$ -
cash paid for income taxes	$ -
Non Cash Investing and Financing Activities:	
Subscription Receivable	$ -

NOTE 1 – NATURE OF OPERATIONS

GROVE WORKS, INC. was formed on March 13, 2018 ("Inception") in the State of [Delaware]. The financial statements of [GROVE WORKS, INC.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

GROVE WORKS, INC., the Company will be designing software as a service applications using blockchain and distributed ledger technology and cloud based services which will help streamline business supply chain operations and fight counterfeit goods.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of software and software services when (a)

persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of April 26, 2018 the company has currently issued 8,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 26, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



🔍 What's New ▾

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Grove Works, Inc. is pending **StartEngine Approval.**

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Investors

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Raised of $10K - $107K goal

🤍

Grove Works, Inc.
Developing enterprise OS for blockchain

🔵 Small OPO   🏠 New York, NY   🏷 Business to Business   🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share

We plan to provide blockchain solutions to businesses and their employees for the emerging $60.7 billion market for blockchain services.

Grove

The Grove will be an enterprise operating system for business on the blockchain and a marketplace for blockchain solutions.

Problem:
Custom blockchain implementations for enterprise are challenging and costly to maintain and extend. Due to the current state of the technology they often have trouble connecting to legacy systems which creates data silos, basically rendering the technology out of reach for all but the largest companies. Simultaneously, blockchain solutions are most effective when all parties in a supply chain are able to use them - for example from suppliers of raw materials, to manufacturing, shipping, and retail. The Grove plans to make these solutions available to all.

We believe that the access points for blockchain and cryptocurrencies lack the ease of use and security measures which would make them useful for an enterprise business. This is set to change with a reliable, trustworthy and compliant entry point.

Solution
Platform:
An enterprise operating system for accessing blockchain-as-a-service business applications.

For business managers:
User-friendly, secure, legally compliant and reliable access to a familiar interface for managing business operations optimized by a blockchain based enterprise-resource-management solution.

For agencies:
a standard development kit, access to a market for productized blockchain solutions, access to clients who need blockchain development talent, and the opportunity to compete for bounties to develop apps which are available on the system, and the opportunity to take part in an exciting open source project

For vendors:
the opportunity to act as an oracle, a security expert, or blockchain developer

For miners:
a fair and stable compensation program, where you can get paid in fiat currency rather than relatively volatile crypto.

For oracles:
get paid for providing reliable API access to outside information. Examples include delivery or internet-of-things data.

For Experts:
set up a tribute-to-talk and monetize your expert advice or networking abilities on business related issues.

The Grove is currently pre-prototype in design and ideation stage, with a business plan, whitepaper, mockups and wireframes.



GROVE

The Grove is an enterprise blockchain operating system.

SUPPLIER ACCOUNTABILITY



SUPPLY CHAIN MANAGEMENT



PROOF OF AUTHETICITY



TOKENIZED ASSET MANAGEMENT



The Offering

Investment

$1/share | When you invest you are betting the company’s future value will exceed $8M.



This Offering is eligible for the
StartEngine Owners’ 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

What Makes Us Different?

Unlike some companies that use the momentum behind blockchain technologies to fundraise and only have an idea, but lack a practical roadmap, we see the initial coin offering (ICO) as the beginning rather than the end goal.

We don't believe that technology is enough to build a healthy platform, which is why we plan to make the platform as attractive as possible for early adopters. The Grove will conduct intensive business development to foster the demand-side instead of allowing interesting technical solutions to speak for themselves.

We will 'seed' the Grove for early adopters. The Developer SDK will contain GRO tokens, as well as the wallets of business managers, until the platform reaches its own critical mass.





What Makes Us Different?

Our Products

GroveMarketplace
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Trilian is an amazing Software for Keeping Track of and Authenticating manucatured parts such as Airplane Parts to protect against unsafe and untested parts.
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Wallet Tracker
WalletTracker
Grove Marketplace
Prototype





Zack Tanmk
Portfolio

Value: $37,493.29
Leaderboard





My Wallet
Prototype

My Wallet will give the user the ability to manage his or her rewards portfolio and represents a strategy for great adoption of blockchain assets by hundreds of thousands of employees worldwide.

Team Rewards
Prototype

Today's employees demand more security, more flexibility, and more choice (source). The Grove Team Management app will allow leaders to assign crypto assets as a form of employee compensation.

8 Factors









Platform

An interactive ecosystem where value can be created and exchanged

Legal Framework

Reliable legal access is key for bringing enterprise businesses into blockchain solutions

User Interface

A visual smart contract builder, and familiar web-app interface for transactions and management

Blockchain Extended

Creates the possibility for bringing in outside information such as shipping status updates and IOT data









Blockchain Agnostic

Ability to mix and/or plug and play the underlying protocols for both system longevity and flexibility

Developer SDK

Build powerful apps in record time

Marketplace

Marketplace

Sell, purchase or enroll in productized template solutions rather than go through costly and time consuming procurement processes.

Community

Ownership of GRO coins will enable owners to vote, receive dividends, and communicate with others in the system.

Supply Chain, meet blockchain





Retailer

John is a retailer who imports from overseas and wants to reduce cost, improve his supply chain accountability and ensure product authenticity. With access to the Grove platform John will be able to contract with suppliers. John will use the Grove drag-and-drop smart contract builder to customize a smart contract template and put in place a new system with greater accountability, speed, quality assurance and a substantial cost savings, all from a familiar user interface.

Salesman

Nathan is a salesman at a tech company in Santa Monica whose employer will make use of the creative benefits system provided by the Grove which will 'gameify' employee compensation by creating a wallet for each employee and the ability to grant cryptocurrencies such as Grove Token, Bitcoin, Ether, Ripple, etc.. and to automate these bonuses through a smart contract interface.





Software
Developer

Susan manages a software development agency that usually develops apps for android and apple. Her agency has had an influx of clients requesting blockchain applications. Rather than pass on the opportunities or price out an exorbitant build from the ground up, Susan will be able to utilize the Grove Standard Developers Kit and framework, and save time with template solutions available off the shelf in the marketplace. Susan is able to deliver a great value to her clients and expand her business into the blockchain space.

Manufacturer



Manufacturer

Zhang Wei operates a factory producing auto parts in mainland China. Recently the market for his goods was undermined by competing fabricators who produce lower quality, counterfeit goods. In order to differentiate his products and ensure their quality and origin, he will be able to enroll in the Grove Supplier Accountability project, and continue

Miner

Miner

Aron is a manager at a crypto mining facility in Iceland which currently mines bitcoin, but due to market volatility, is looking for other options. Having heard about the Grove, Aron will be able to contract to start mining GRO. Unlike other protocols, Grove pays out in fiat currency rather than crypto, something much more attractive for their business.

charging a fair market rate for his legitimate goods.

Oracle



Oracle

FlightStats is a cutting-edge data services company focused on commercial aviation. They are a leading provider of real-time global flight data to companies and individuals across the travel ecosystem. With FAA guidance, FlightStats sells data to a S1000D driven airplane parts system which logs the entire history of each part of an airplane, making this information available for the used parts market. As an oracle, FlightStats will be able to monetize their API by providing flight data as a service on the Grove platform.

Expert



Expert

Michael owns workwear clothing brands worth $2 billion in revenue which are produced in Vietnam and designed and sold in the United States. He will be able to monetize his expert perspective on how to create a clothing brand from design to production to building a distribution network with retail partners. He sets his 'tribute to talk' at $101, and anyone who wishes to begin a conversation about doing business can expect to pay that much to him or to his favorite charity.



November 2017

The Grove is born

Observing the crypto bubble and the enormous potential of blockchain tech to transform business as we know it, the Grove founders began developing the world's first blockchain OS for enterpri

February 2018

Whitepaper published

March 2018

Grove Incorporated

The Grove was incorporated as a Delaware C-Corp on March 13, 2018.

April 2018

Website launched

https://grove.works website launched

May 2018

StartEngine Reg CF Raise Launched

Dedicated to regulatory compliant fundraising, we partnered with StartEngine for our Reg CF Raise.

June 2018

Initial Coin Offering (ICO)

Anticipated.

September 2018

Development Partner Enrollment Begins

Anticipated.

November 2018

Platform Launch

Anticipated.

In the Press

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Meet Our Team



Loren Robert Baum

President, CEO, & Director

Loren has over 10 years of experience in the technology industry with extensive Enterprise project portfolios as well as experience managing large, complex multi-use development projects. Loren has worked as the Head of Marketing and Communications at the Israel Cancer



Jacob Asher

Co-Founder

Jacob deep insights into interaction and experience design and has developed innovative and popular mobile apps. His vision for the blockchain is one in which all businesses and their employees are connected via the Grove.



Research Fund, the Manager of Online Communications for the NCJW, Communications Associate for EANY, and has held various positions for the Israeli Ministry of Defense. After years of implementing technology solutions for national and international organizations he founded the Grove to provide software services to enterprise for the emerging Blockchain based era of business technology. Grove Works, Inc. - Blockchain services and platform for enterprise. Primarily in the President position, full-time. March 2018 to today. Israel Cancer Research Fund - Funder of cancer research. Head of Marketing and Communications. June 2017 to today. National Council of Jewish Women - Charitable Organization. Manager of Online Communications. Oct 2014 - June 2017



 

Sergey Kotelevskij
Lead Developer

Sergey has more than 10 years of experience in web development and machine learning techniques. Built and deployed a system for managing hundreds of cryptocurrency mining arrays via a single interface.

Victor Ivanov
Lead Designer

With 20 years of experience crafting beautiful visual and auditory experiences, Victor brings a powerful aesthetic vision to the Grove platform.

Offering Summary

Maximum 107,000* shares of common stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Grove Works Inc.
Corporate Address	555 Madison Avenue, 5th Floor New York, NY, 10022
Description of Business	Blockchain services and software platform for enterprise business.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1/share
Minimum Investment Amount (per investor)	$250

The 10% Bonus for StartEngine Shareholders

Grove Works Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Grove Works, Inc. to get notified of future updates!

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.